SUBJECT TO COMPLETION, DATED NOVEMBER , 2002

This prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but are not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

PROSPECTUS SUPPLEMENT
(To prospectus dated July 2, 2001)

                                  $150,000,000
                         INDIANA MICHIGAN POWER COMPANY
                       % Senior Notes, Series D, due 2032

      Interest on the Senior Notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning March 31, 2003. The Senior Notes will mature on , 2032. We must redeem the Senior Notes in whole at any time under the limited circumstances described in this prospectus supplement at the redemption price described herein. We also may redeem the Senior Notes either as a whole or in part at our option on or after November , 2007, in each case at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued interest to the date of redemption. The Senior Notes will be available for purchase in denominations of $25 and integral multiples of $25.

      The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured debt from time to time outstanding, including $265,000,000 of outstanding first mortgage bonds as of September 30, 2002.

      The Senior Notes are expected to be approved for listing on the New York Stock Exchange, subject to official notice of issuance. Trading of the Senior Notes on the New York Stock Exchange is expected to commence within a 30-day period after initial delivery of the Senior Notes.

      Payment of the principal of and interest on the Senior Notes when due will be insured by a financial guaranty insurance policy to be issued by Ambac Assurance Corporation simultaneously with the delivery of the Senior Notes.

                                    A M B A C


                                          Per Note            Total
Public offering price(1) . . . . . . .    100.00%        $150,000,000
Underwriting discount  . . . . . . . .          %        $
Proceeds, before expenses,
 to Indiana Michigan Power Company . .          %        $
 (1)Plus accrued interest, if any, from November   , 2002.


      INVESTING IN THESE NOTES INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT FOR MORE INFORMATION.

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The Senior Notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November , 2002.


                           Joint Book-Running Managers
        Merrill Lynch & Co.       Salomon Smith Barney       UBS Warburg

                                   Co-Managers
          McDonald Investments Inc.         U.S. Bancorp Piper Jaffray

          The date of this prospectus supplement is November , 2002.


      You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.



                          TABLE OF CONTENTS

                        Prospectus Supplement

RISK FACTORS................................................  S-3
SUMMARY CONSOLIDATED FINANCIAL DATA........................  S-12
USE OF PROCEEDS............................................  S-13
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES...............  S-13
THE INSURANCE POLICY AND THE INSURER.......................  S-17
RATINGS....................................................  S-20
UNDERWRITING...............................................  S-20
EXPERTS..................................................... S-22
SPECIMEN INSURANCE POLICY.................................... A-1


                                   Prospectus

WHERE YOU CAN FIND MORE INFORMATION...........................  2
THE COMPANY...................................................  2
PROSPECTUS SUPPLEMENTS........................................  3
RATIO OF EARNINGS TO FIXED CHARGES............................  3
USE OF PROCEEDS ..............................................  3
DESCRIPTION OF THE NOTES .....................................  3
PLAN OF DISTRIBUTION..........................................  9
LEGAL OPINIONS...............................................  10
EXPERTS......................................................  10

                                  RISK FACTORS

Risks Related to Our Regulated Business and Evolving Regulation

o     Our fuel recovery mechanisms have been capped or frozen.

      The protection afforded by fuel clause recovery mechanisms has been capped by settlement agreements currently in place in Indiana (through 2007), subject to implementation of our parent company's ("AEP") corporate separation settlement agreement approved by FERC, and frozen in Michigan (through 2003). To the extent all of the fuel supply of the generating units in these states are not under fixed price long-term contracts we are subject to market price risk.

o The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

      Our results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or "RTOs", may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, we are unable to assess fully the impact that these power markets may have on our business.

      Certain AEP subsidiaries, including us, participated in the formation of the Alliance RTO. The Alliance RTO filed with the FERC seeking permission to form and operate. The FERC expressed its opinion that large RTOs will better support competitive, reliable electric service and rejected the Alliance RTO's filing. In May 2002 AEP announced an agreement with the Pennsylvania-New Jersey-Maryland RTO (the "PJM") Interconnection to pursue terms for participation in its RTO. Final agreements are expected to be negotiated. In July 2002 the FERC tentatively approved the decision of certain AEP subsidiaries, including us, to join PJM subject to certain conditions being met. The performance of these conditions is only partially under AEP's control. In October 2002, PJM announced that the referenced AEP subsidiaries and other unaffiliated utilities planned to turn control of their transmission lines over to PJM during the first quarter of 2003 and are scheduled to become full members by May 2003.

      Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

Risks Related to Power Trading and Wholesale Businesses

o We plan to significantly reduce the scope and scale of our power trading and marketing operations.

      In October 2002 AEP announced its plans to reduce the exposure to energy trading markets of its subsidiaries that trade power (including us) and to downsize the trading and wholesale marketing operations conducted on behalf of such subsidiaries. It is expected that in the future our power trading and marketing operations will be limited to risk management around our generation assets and those of our regulated affiliates. Trading and marketing operations that were not limited to risk management around such assets have contributed to our wholesale revenues and earnings in the past. Management is unable to predict the effect this downsizing of our trading operations will have on our future results of operations and cash flows. The following risk factors appearing under this subheading should be read in light of the announcements discussed in this paragraph.

o Our revenues and results of operations are subject to market risks that are beyond our control.

      We sell power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

      Volatility in market prices for fuel and power may result from:

 - weather conditions;
 - seasonality;
 - power usage;
 - illiquid markets;
 - transmission or transportation constraints or inefficiencies;
 - availability of competitively priced alternative energy sources;
 - demand for energy commodities;
 - natural gas, crude oil and refined products, and coal production levels;
 - natural disasters, wars, embargoes and other catastrophic events; and
 - federal, state and foreign energy and environmental regulation and legislation.

o Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

      Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

      We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our financial results and financial position.

      Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

o Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

      We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

o We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

      We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

      The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

o     We do not fully hedge against price changes in commodities.

      We routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

      We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

o We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

      In February 2002, the FERC issued an order directing its Staff to conduct a fact-finding investigation into whether any entity, including Enron Corp., manipulated short-term prices in electric energy or natural gas markets in the West or otherwise exercised undue influence over wholesale prices in the West, for the period January 1, 2000, forward. In April 2002, AEP furnished certain information to the FERC in response to their related data request.

      Pursuant to the FERC's February order, on May 8, 2002, the FERC issued further data requests, including requests for admissions, with respect to certain trading strategies engaged in by Enron Corp. and, allegedly, traders of other companies active in the wholesale electricity and ancillary services markets in the West, particularly California, during the years 2000 and 2001. This data request was issued to AEP as part of a group of over 100 entities designated by the FERC as all sellers of wholesale electricity and/or ancillary services to the California Independent System Operator and/or the California Power Exchange.

      The May 8, 2002 FERC data request required senior management to conduct an investigation into AEP's trading activities during 2000 and 2001 and to provide an affidavit as to whether AEP engaged in certain trading practices that the FERC characterized in the data request as being potentially manipulative. AEP's senior management complied with the order and denied its involvement with those trading practices.

      On May 21, 2002, the FERC issued a further data request with respect to this matter to AEP and over 100 other market participants requesting information for the years 2000 and 2001 concerning "wash", "round trip" or "sale/buy back" trading in the Western System Coordinating Council ("WSCC"), which involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price (collectively, "wash sales"). Similarly, on May 22, 2002, the FERC issued an additional data request with respect to this matter to AEP and other market participants requesting similar information for the same period with respect to the sale of natural gas products in the WSCC and Texas. After reviewing its records, AEP responded to the FERC that it did not participate in any "wash sale" transactions involving power or gas in the relevant market. AEP further informed the FERC that certain of its traders did engage in trades on the Intercontinental Exchange, an electronic electricity trading platform owned by a group of electricity trading companies, including AEP, on September 21, 2001, the day on which all brokerage commissions for trades on that exchange were donated to charities for the victims of the September 11, 2001 terrorist attacks, which do not meet the FERC criteria for a "wash sale" but do have certain characteristics in common with such sales.

      The Public Utilities Commission of Texas, which has jurisdiction over several of our affiliates, also issued similar data requests to AEP and other power marketers. AEP responded to such data request by the July 2, 2002 response date. We understand that the Securities and Exchange Commission ("SEC") and US Commodity Futures Trading Commission ("CFTC") are also looking into "wash sale" trading practices. The CFTC issued a subpoena to AEP on June 17, 2002 requesting information with respect to these matters and AEP responded to CFTC. In addition, the US Department of Justice made a civil investigation demand to AEP and other electric generating companies concerning their investigation of the Intercontinental Exchange. In August 2002, AEP received an informal data request from the SEC asking it to voluntarily provide documents related to "round-trip" or "wash" trades and AEP has provided the requested information to the SEC. AEP recently completed a review of its trading activities in the United States for the last three years involving sequential trades with the same terms and counterparties. The revenue from such trading is not material to either our financial statements or AEP's. We believe that substantially all these transactions involve economic substance and risk transference and do not constitute "wash sales".

      Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally or, more specifically, on our trading operations or future results of operations and cash flows.

o Diminished liquidity in the wholesale power markets could negatively impact our earnings.

      The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades of numerous other market participants have significantly reduced such participants' participation in the wholesale power markets. Likewise, numerous market participants have announced material scaling back of or exit from the wholesale power market business. These events are causing a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which has resulted and could continue to result in a decrease in the volume and liquidity in the wholesale power markets. We are unable to predict the impact of such developments on our power marketing and trading business.

o     Uncertainty exists regarding FERC proposed security standards.

      In July 2002, the FERC published for comment its proposed security standards as part of the Standards for Market Design ("SMD"). These standards are intended to ensure all market participants have a basic security program that effectively protects the electric grid and related market activities and require compliance by January 1, 2004. The impact of these proposed standards is far-reaching and has significant penalties for non-compliance. These standards apply to marketers, transmission owners, and power producers, including us. Compliance with these standards would represent a significant effort that will impact us. Unless the cost can be recovered from customers, results of operations and cash flows would be adversely affected.

o Potential for disruption exists if the delay of a FERC market power mitigation order is lifted.

      A FERC order on AEP's triennial market based wholesale power rate authorization update required certain mitigation actions that certain AEP subsidiaries, including us, would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power systems status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. No such conference has been held and management is unable to predict the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

Risks Related to Market or Economic Volatility

o     We are subject to risks associated with a changing economic environment.

      In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States, and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition could be harmed and future results of operations could be significantly harmed.

      The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

o A downgrade in our credit rating could negatively affect our ability to access capital and/or to operate our power trading businesses.

      Standard & Poor's and Moody's rate our senior, unsecured debt at BBB+ and Baa2, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. Further, if AEP's short-term rating were to fall below P-2 or A-2, the current ratings assigned by Standard & Poor's and Moody's, respectively, it would significantly limit AEP's access to the commercial paper market and would increase our short-term borrowing costs because we conduct our short-term borrowing through AEP, and on the same terms available to AEP.

      Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished because we would likely have to deposit cash or cash-related instruments which would reduce our profits.

o     Our operating results may fluctuate on a seasonal and quarterly basis.

      Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts that we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

o Changes in technology may significantly affect our business by making our power plants less competitive.

      A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

o Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

      We are heavily exposed to changes in the price and availability of coal because most of ours generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

      Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers.

      In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

o     At times, demand for power could exceed our supply capacity.

      We are currently obligated to supply power to our customers. At peak times, the demand for power required to meet this obligation will exceed our available generation capacity. In the past, we have had little need to purchase power in the market for our retail customers. In the future, we may be required to buy more power on the market. We may not always have the ability to pass these market purchase costs to our customers.

o     We are exposed to nuclear generation risk.

      We have interests in two nuclear generating units. We are, therefore, also subject to the risks of nuclear generation, which include the following:

- the potential harmful effects on the environment and human health resulting from the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;
- limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with our nuclear operations or those of others in the United States;
- uncertainties with respect to contingencies and assessment amounts if insurance coverage is inadequate; and
- uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

      The Nuclear Regulatory Commission ("NRC") has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate substantial capital expenditures at nuclear plants such as ours. In addition, although we have no reason to anticipate a serious nuclear incident at our plants, if an incident did occur, it could harm our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

Risks Related to Environmental Regulation

o Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

      Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

o We anticipate that we will incur considerable capital costs for compliance.

      Most of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. We expect to spend up to $210 million (none of which has been spent) in connection with the installation of emission control equipment at our facilities to comply with the new nitrogen oxide emission rules under the Clean Air Act. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

o Governmental authorities may assess penalties on us for failure to comply with environmental laws and regulations.

      If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the EPA and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

      Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. Federal EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. Federal EPA filed complaints against us and some of our affiliated public utility subsidiaries in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the Federal EPA case. The alleged modification of the generating units occurred over a 20 year period.

      If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations. Moreover, our results of operations could be reduced and our financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation.

o We are unlikely to be able to pass on the cost of environmental compliance to our customers.

      Most of our contracts with wholesale customers do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. As a result of rate freezes in effect in Michigan (expiring January 1, 2005) and Indiana (expiring December 31, 2007) (subject to implementation of AEP's corporate separation settlement agreement approved by
FERC), we generally cannot recover through rates additional capital and other costs incurred by us to comply with new environmental regulations with respect to our generation subject to those jurisdictions.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth summary consolidated financial information for each of the periods indicated. You should read the information in this table together with our consolidated financial statements and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.


                                  Nine
                                 Months
                                  Ended             Year  Ended
                               September            December 31,
                                30, 2002      2001        2000       1999
                                                  (in thousands)
INCOME STATEMENTS DATA:
  Operating Revenues            $1,142,750  $1,526,997 $1,488,209 $1,353,826
  Operating Expenses             1,035,518   1,367,292  1,522,911  1,245,174
                                ----------  ---------- ---------- ----------
  Operating Income                 107,232     159,705    (34,702)   108,652
  Nonoperating Income (net)         17,280       9,730      9,933      4,530
  Interest Charges                  70,648      93,647    107,263     80,406
                                ----------  ---------- ---------- ----------
  Net Income                        53,864      75,788   (132,032)    32,776
  Preferred Stock Dividend
  Requirements                       3,453       4,621      4,624      4,885
                                ----------  ---------- ---------- ----------
  Earnings Applicable to
  Common Stock                  $   50,411  $   71,167 $ (136,656)$   27,891
                                ==========  ========== ========== ==========

                                 As of                 As of
                               September            December 31,
                                30, 2002      2001        2000       1999
                                                  (in thousands)

BALANCE SHEETS DATA:
  Electric Utility Plant        $4,992,510  $4,923,721 $4,871,473 $4,770,027
  Accumulated Depreciation
  and Amortization               2,541,379   2,436,972  2,280,521  2,194,397

  Net Electric Utility Plant    $2,451,131  $2,486,749 $2,590,952 $2,575,630
                                ==========  ========== ========== ==========

Total Assets                    $4,871,156  $4,817,008 $5,811,038 $4,576,696

Common Shareholder's Equity     $1,040,476  $  860,570 $  793,099 $  955,712

Cumulative Preferred Stock      $   73,048  $   73,681 $   73,681 $   74,193

Long-term Debt (a)              $1,455,815  $1,652,082 $1,388,939 $1,324,326

Obligations Under Capital
Leases (a)                      $   53,981  $   61,933 $  163,173 $  187,965

Total Capitalization and        $4,871,156  $4,817,008 $5,811,038 $4,576,696
Liabilities

(a) Including portion due within one year.


                                 USE OF PROCEEDS

      We propose to use the net proceeds from the sale of the Senior Notes to redeem or repurchase certain of our outstanding debt, to fund our construction program and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

      Our 7.70% First Mortgage Bonds ($40,000,000 principal amount outstanding) mature on December 15, 2002 and our 6.10% First Mortgage Bonds ($30,000,000 principal amount outstanding) mature on November 01, 2003.

      We have estimated that our consolidated construction costs (inclusive of allowance for funds used during construction) for 2002 will be approximately $258,000,000. At September 30, 2002, we had no short-term unsecured indebtedness outstanding.

                 SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under "Description of the Notes" in the accompanying Prospectus. We will issue the Senior Notes under an Indenture, dated as of October 1, 1998, between us and The Bank of New York, as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity, Interest and Payment

      The Senior Notes will initially be issued in an aggregate principal amount of $150,000,000. We may from time to time, without consent of the holders of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the Senior Notes. These notes will be designated as a series of notes separate from the Senior Notes under the Indenture.

      The Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on , 2032 and will bear interest at the rate of % per year from November , 2002 until , 2032. The Senior Notes are not subject to any sinking fund provision.

      Interest on each Senior Note will be payable quarterly in arrears on each March 31, June 30, September 30 and December 31 and at redemption, if any, or maturity. The initial interest payment date is March 31, 2003. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

      We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of The Bank of New York, 101 Barclay Street in New York, New York.

      If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid, except that if such Business Day is in the next succeeding calendar year, we will make payment on the immediately preceding Business Day.

      The "Regular Record Date" will be the close of business on the Business Day prior to the relevant interest payment date, except that if we issue note certificates, the "Regular Record Date" shall be the close of business on the March 15, June 15, September 15 or December 15, as the case may be, next preceding an interest payment date or if such March 15, June 15, September 15 or December 15 is not a Business Day, the next preceding Business Day.

      "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

Certain Trading Characteristics of the Senior Notes

      The Senior Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the Senior Notes except as included in the trading price thereof. Any portion of the trading price of a Senior Note that is attributable to accrued but unpaid interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Senior Notes.

      The trading price of the Senior Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Senior Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Senior Notes, although any increase will be moderated by our ability to call the Senior Notes at any time on or after November , 2007.

Optional Redemption

      We may redeem the Senior Notes at our option at any time on or after November , 2007, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the Senior Notes either as a whole or in part at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued interest thereon to the date of redemption.

Mandatory Redemption

      In the event that (a) we reorganize, or otherwise transfer a substantial portion of our assets, and (b) that reorganization or transfer results in us no longer being a regulated utility company, and (c) the Senior Notes and our obligations under the Indenture are not assumed by, and do not become the direct and primary obligations of, a regulated utility company, unless Ambac Assurance Corporation consents to such reorganization or transfer, we are obligated to redeem the Senior Notes upon consummation of such reorganization or transfer, which may be prior to maturity. We will also be obligated to redeem the Senior Notes if (i) we fail to pay an insurance premium to Ambac Assurance Corporation or (ii) we incur or issue additional indebtedness for borrowed money secured by our assets and fail to secure our repayment obligations to Ambac Assurance Corporation under the insurance agreement. As a condition to the issuance of the insurance policy, we are required to pay the first five annual insurance premiums immediately prior to the issuance of the Senior Notes. Our obligation to pay annual insurance premiums recommences on November , 2007. If we are required to redeem the Senior Notes, we will redeem the Senior Notes, in whole, upon not less than 30 days' nor more than 60 days' notice.

      If we redeem the Senior Notes as described under "- Mandatory Redemption" on or after November , 2007, the redemption price will be 100% of the principal amount of the Senior Notes plus accrued and unpaid interest thereon to the date of redemption. If we redeem the Senior Notes as described under "- Mandatory Redemption" before November , 2007, the redemption price will be equal to the accrued interest on the Senior Notes to the date of redemption plus the greater of:

o     100% of the principal amount of the Senior Notes; and

o the sum of the present value of the principal amount of the Senior Notes together with the present values of the scheduled payments of interest on the Senior Notes (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to the interest payment date on December 31, 2007 (such time period between the date of redemption and the interest payment date on December 31, 2007 being referred to as the "Remaining Term"), in each case discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus twenty-five (25) basis points, as calculated by an Independent Investment Banker.

For purposes of determining the redemption price where the redemption occurs before November , 2007, the following terms shall have the following meanings:

      "Adjusted Treasury Rate" means, with respect to any redemption rate:

o the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities", for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Term, yields for the two published maturities most closely corresponding to the Comparable Treasury issue shall be determined and the adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

o if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the Remaining Term of the securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Term of the Senior Notes.

      "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

      "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

      "Reference Treasury Dealer" means:

o each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc. and UBS Warburg LLC, and their respective successors; provided that, if any of the foregoing ceases to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer; and

o     any other Primary Treasury Dealer selected by us.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

Events of Default

      In addition to the Events of Default described under "Description of the Notes" in the accompanying Prospectus, the occurrence and continuance of an event of default under the insurance agreement also constitutes an Event of Default with respect to the Senior Notes. An event of default under the insurance agreement includes failure by us in the observance of certain representations and covenants thereunder and certain bankruptcy events. Our covenants in the insurance agreement include our obligation to pay insurance premiums, our agreement to secure our repayment obligations to Ambac Assurance Corporation under the insurance agreement if we incur or issue additional indebtedness for borrowed money secured by our assets, and our agreement not to enter into corporate transactions generally of the type that would require a mandatory redemption of the Senior Notes as described above. See "The Insurance Policy and the Insurer" in this prospectus supplement.

Special Insurance Provisions

      Subject to the provisions of the Indenture, so long as Ambac Assurance Corporation is not in default under the policy, Ambac Assurance Corporation shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Senior Notes upon the occurrence and continuation of an Event of Default. No amendment, supplement or change to, or other modification of, the Indenture requiring the consent of holders of the Senior Notes may be made without the prior written consent of Ambac Assurance Corporation. See "The Insurance Policy and the Insurer" in this prospectus supplement.

Additional Information

      For additional important information about the Senior Notes, see "Description of the Notes" in the accompanying Prospectus, including: (i) additional information about the terms of the Senior Notes, (ii) general information about the Indenture and the trustee, and (iii) a description of Events of Default under the Indenture.

                      THE INSURANCE POLICY AND THE INSURER

The Insurance Policy

      We will enter into an insurance agreement with Ambac Assurance Corporation under which Ambac Assurance Corporation will agree to issue a financial guaranty insurance policy relating to the Senior Notes. A form of this policy is attached to this prospectus supplement as Appendix A. The following summary of the terms of the insurance policy does not purport to be complete and is qualified in its entirety by reference to the insurance policy.

      Ambac Assurance Corporation has made a commitment to issue the insurance policy effective as of the date of issuance of the Senior Notes. Under the terms of the insurance policy, Ambac Assurance Corporation will pay to The Bank of New York, in New York, New York, or any successor, as insurance trustee, that portion of the principal of and interest on the Senior Notes that becomes "due for payment" but has not been paid by reason of "nonpayment" (as such terms are defined in the insurance policy) by us. Ambac Assurance Corporation will make such payments to the insurance trustee on the later of the date on which such principal or interest becomes due for payment or within one Business Day following the date on which Ambac Assurance Corporation receives notice of nonpayment from the corporate trustee for the Senior Notes. The insurance policy will extend for the term of the Senior Notes and, once issued, cannot be canceled by us or Ambac Assurance Corporation.

      The insurance policy will insure payment only on the stated maturity date, in the case of principal, and on interest payment dates, in the case of interest. If the Senior Notes become subject to mandatory redemption and insufficient funds are available for redemption of all outstanding Senior Notes, Ambac Assurance Corporation will remain obligated to pay principal of and interest on outstanding Senior Notes on the originally scheduled interest and principal payment dates. In the event of any acceleration of the principal of the Senior Notes, the insured payments will be made at the times and in the amounts as would have been made had there not been an acceleration.

      If the corporate trustee for the Senior Notes receives notice that any payment of principal of or interest on a Senior Note that has become due for payment and that is made to a holder by or on our behalf has been deemed a preferential transfer and recovered from its holder pursuant to the United States Bankruptcy Code in accordance with a final, non-appealable order of a court of competent jurisdiction, that holder will be entitled to payment from Ambac Assurance Corporation to the extent of such recovery if sufficient funds are not otherwise available.

      The insurance policy does NOT insure any risk other than nonpayment, as defined in the insurance policy. Specifically, the insurance policy does NOT cover:

o payment on acceleration of the Senior Notes, as a result of a call for redemption or as a result of any other advancement of maturity,

o     payments of any redemption or acceleration premiums, and

o nonpayment of principal or interest caused by the insolvency or negligence of the corporate trustee for the Senior Notes or any paying agent.

      If it becomes necessary to call upon the insurance policy, payment of principal requires surrender of the related Senior Notes to the insurance trustee together with an appropriate instrument of assignment so as to permit ownership of such Senior Notes to be registered in the name of Ambac Assurance Corporation to the extent of the payment under the insurance policy. Payment of interest pursuant to the insurance policy requires proof of holder entitlement to interest payments and an appropriate assignment of the holder's right to payment to Ambac Assurance Corporation.

      Upon payment of the insurance benefits in respect of any Senior Notes, Ambac Assurance Corporation will become the owner of the related rights to payment of principal or interest on such Senior Notes and will be fully subrogated to the surrendering holder's rights to payment.

The Insurer

      The following information has been supplied by Ambac Assurance Corporation for inclusion in this prospectus supplement. No representation is made by us, the corporate trustee, the underwriters or any of our or their affiliates as to the accuracy or completeness of the information.

      Ambac Assurance Corporation is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico and the Territory of Guam. Ambac Assurance primarily insures newly-issued municipal and structured finance obligations. Ambac Assurance Corporation is a wholly owned subsidiary of Ambac Financial Group, Inc. (formerly AMBAC Inc.), a 100% publicly held company. Moody's Investors Service, Inc., Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Inc., and Fitch Ratings have each assigned a triple-A financial strength rating to Ambac Assurance Corporation.

      The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2001 and December 31, 2000, and for each of the years in the three-year period ended December 31, 2001, prepared in accordance with accounting principles generally accepted in the United States of America, included in the Annual Report on Form 10-K of Ambac Financial Group, Inc. (which was filed with the SEC on March 26, 2002, File Number 1-10777), the unaudited consolidated interim financial statements of Ambac Assurance Corporation and its subsidiaries as of March 31, 2002 and for the periods ended March 31, 2002 and March 31, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. (filed with the SEC on May 13, 2002); as of June 30, 2002 and for the periods ended June 30, 2002 and June 30, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. (filed with the SEC on August 14, 2002); as of September 30, 2002 and for the periods ended September 30, 2002 and September 30, 2001 included in the Quarterly Report on Form 10-Q of Ambac Financial Group, Inc. (filed with the SEC on November 14, 2002); and Current Reports on Form 8-K of Ambac Financial Group, Inc. filed with the SEC on January 25, 2002, April 18, 2002, July 19, 2002, August 14, 2002 and October 17, 2002,
as such current reports related to Ambac Assurance Corporation, are hereby incorporated by reference into this prospectus supplement and are deemed to be a part of this prospectus supplement. Any statement contained in a document incorporated in this prospectus supplement by reference will be modified or superseded for the purposes of this prospectus supplement to the extent that the statement is modified or superseded by this prospectus supplement or by any other document incorporated by reference into this prospectus supplement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

      All information related to Ambac Assurance Corporation and its subsidiaries, including the financial statements of Ambac Assurance Corporation and its subsidiaries, that is contained in documents filed by Ambac Financial Group, Inc. with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, subsequent to the date of this prospectus supplement and prior to the termination of the offering of the Senior Notes will be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the respective dates of filing such documents.

      The following table sets forth the capitalization of Ambac Assurance Corporation and subsidiaries as of December 31, 2000, December 31, 2001 and September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

                 Ambac Assurance Corporation and Subsidiaries
                              Capitalization Table
                              (Dollars in Millions)

                                      December    December   September
                                         31,         31,        30,
                                        2000        2001       2002
                                                            (unaudited)

Unearned premiums                       $1,556      $1,790      1,936
Other liabilities                          581         973      1,702
                                        ------      ------      -----
      Total liabilities                  2,137       2,763      3,638
                                        ------      ------      -----
Stockholder's Equity:
     Common stock                           82          82         82
     Additional paid-in capital            760         928        922
     Accumulated other
     comprehensive income                   82          81        273
     Retained earnings                   2,002       2,386      2,708
                                         -----       -----      -----
      Total stockholder's equity         2,926       3,477      3,985
                                         -----       -----      -----
Total liabilities and
 stockholder's equity                   $5,063      $6,240     $7,623
                                        ------      ------     ------


      For additional financial information concerning Ambac Assurance Corporation, see the audited financial statements of Ambac Assurance Corporation incorporated by reference in this prospectus supplement. Copies of the financial statements of Ambac Assurance Corporation incorporated by reference and copies of Ambac Assurance Corporation's annual statement for the year ended December 31, 2001 prepared in accordance with statutory accounting standards are available, without charge, from Ambac Assurance Corporation. The address of Ambac Assurance Corporation's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York 10004 and (212) 668-0340.

      Ambac Assurance Corporation makes no representation regarding the Senior Notes or the advisability of investing in the Senior Notes and makes no representation regarding, nor has it participated in the preparation of, this prospectus supplement other than the information supplied by Ambac Assurance Corporation and presented under the headings "The Insurance Policy" and "The Insurer" in this prospectus supplement and in its financial statements incorporated in this prospectus supplement by reference.

                                     RATINGS

      It is anticipated that S&P and Moody's will assign the Senior Notes triple-A ratings conditioned upon the issuance and delivery by Ambac Assurance Corporation at the time of delivery of the Senior Notes of the insurance policy, insuring the timely payment of the principal of and interest on the Senior Notes. Such ratings reflect only the views of such rating agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; Standard & Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither we nor any underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Senior Notes.

      At present, each of such rating agencies maintains four categories of investment grade ratings. They are Standard & Poor's -- AAA, AA, A and BBB and for Moody's -- Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                  UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally and not jointly agreed to purchase from us the respective principal amount of Senior Notes set forth opposite its name below:

                                                Principal Amount
      Underwriter                                of Senior Notes
Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated ........
Salomon Smith Barney Inc. ................
UBS Warburg LLC ..........................
McDonald Investments Inc., a KeyCorp Company
U.S. Bancorp Piper Jaffray Inc. ..........         ------------
                                                   $150,000,000

      In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Senior Notes offered hereby if any of the Senior Notes are purchased.

      The expenses associated with the offer and sale of the Senior Notes are expected to be approximately $400,000.

      The underwriters have advised us that the underwriters propose to offer the Senior Notes to the public initially at the offering price set forth on the cover page of this prospectus supplement, and to certain dealers initially at that price less a discount not in excess of % of the principal amount of the Senior Notes. The underwriters may allow, and those dealers may reallow, a concession to certain other dealers not in excess of % of the principal amount of the Senior Notes. After the initial offering of the Senior Notes to the public, the public offering price and the concession may be changed.

      We have agreed, during the period of 30 days from the date of the underwriting agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Senior Notes, any security convertible into or exchangeable into or exercisable for Senior Notes or any debt securities substantially similar to the Senior Notes (except for the Senior Notes issued pursuant to the underwriting agreement), without the prior written consent of the underwriters.

      The Senior Notes are expected to be approved for listing on the New York Stock Exchange, subject to official notice of issuance. In order to meet the requirements for listing the Senior Notes, the underwriters will undertake to sell the Senior Notes to a minimum of 400 beneficial holders. We expect trading of the Senior Notes on the New York Stock Exchange to commence within a 30-day period after the initial delivery of the Senior Notes.

      Prior to this offering, there has been no public market for the Senior Notes. Certain underwriters have advised us that they intend to make a market in the Senior Notes. The underwriters will have no obligation to make a market in the Senior Notes, however, and may cease market making activities, if commenced, at any time. There can be no assurance of a secondary market for the Senior Notes, or that the Senior Notes may be resold.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      In connection with the offering the underwriters may purchase and sell the Senior Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Senior Notes in excess of the principal amount of the Senior Notes creating a syndicate short position. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Senior Notes made for the purpose of preventing or retarding a decline in the market price of the Senior Notes while the offering is in progress.

      The underwriters may also impose a penalty bid. A penalty bid permits the underwriters to reclaim a selling concession from a syndicate member when the Senior Notes originally sold by that syndicate member are purchased in a syndicate transaction.

      Any of these activities may cause the price of the Senior Notes to be higher than the price that otherwise would exist in the open market in the absence of such transactions. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      Some of the underwriters or their affiliates engage in transactions with, and have performed services for, us and our affiliates in the ordinary course of business.

                                     EXPERTS

      The financial statements and related financial statement schedule incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.

      The consolidated financial statements of Ambac Assurance Corporation and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001 are incorporated by reference in this prospectus supplement and the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus supplement, upon the authority of that firm as experts in auditing and accounting.